In connection with the issuance of notes, Open Joint Stock Company "Vimpel-Communications" ("VimpelCom" or the "Company") we disclosed to prospective purchasers of the notes information that has not been previously publicly reported. VimpelCom has elected to provide such information, together with information that has been previously publicly disclosed, in this Form 6-K.

     Nothing herein shall constitute an offer to sell or the solicitation of an offer to buy the notes, nor shall there be any sale of the notes in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. The notes will be offered to qualified institutional buyers in reliance on Rule 144A under the U.S. Securities Act of 1933, as amended (the "Securities Act") and outside the United States in reliance on Regulation S under the Securities Act. The notes will not be registered under the Securities Act. Unless and until so registered, the notes may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws.

     This Form 6-K contains "forward-looking statements," as defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, including statements regarding:

     o VimpelCom's plans to expand or build networks, including through acquisitions, notably in the regions of Russia outside of Moscow and in other countries of the CIS;

     o VimpelCom's anticipated capital expenditures in Moscow and the regions of Russia outside of Moscow;

     o    VimpelCom's   ability  to  resolve  issues  raised  by  its  regulator
          regarding VimpelCom's Moscow operation;

     o VimpelCom's ability to merge with its subsidiaries Open Joint Stock Company "VimpelCom-Region" ("VimpelCom-Region") and Open Joint Stock Company "KB Impuls" ("KB Impuls") or transfer the licenses, frequencies and other permissions held by VimpelCom-Region or KB Impuls to VimpelCom if these mergers are consummated;

     o VimpelCom's ability to meet license requirements and to obtain and maintain licenses, frequency allocations and regulatory approvals; and

     o    other statements regarding matters that are not historical facts.

     While these statements are based on sources believed to be reliable and on our management's current knowledge and best belief, they are merely estimates or predictions and cannot be relied upon. VimpelCom cannot assure you that future results will be achieved. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company's Annual Report on Form 20-F for the year ended December 31, 2003 (the "Annual Report on Form 20-F"), the risks described in the Company's report on Form 6-K dated June 10, 2004 and other public filings made by the Company with the United States Securities and Exchange Commission (the "SEC"), which risk factors are incorporated herein by reference. VimpelCom expressly disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this Form 6-K, or to make corrections to reflect future events or developments.

                                EXPLANATORY NOTE

     This Form 6-K describes matters that relate generally to VimpelCom, an open joint stock company organized under the laws of the Russian Federation, and its consolidated subsidiaries. Thus, terms such as "we," "us," "our" and similar plural pronouns are used when describing the matters that relate generally to the VimpelCom consolidated group.

     This Form 6-K describes matters that relate to our operations in the City of Moscow and the surrounding Moscow Region and we use the term "Moscow license area" to describe this area. This Form 6-K also describes matters that relate to our operations in the regions of the Russian Federation outside of the city of Moscow and the surrounding Moscow region. Thus, we use terms such as "the regions," "the regions outside of Moscow" and "the regions outside of the Moscow license area" and similar expressions when describing matters that relate to our operations in the regions of the Russian Federation outside of the City of Moscow and the surrounding Moscow region.

     For the purposes of this Form 6-K, the term "super-region" includes Russia's seven large geographical regions as well as the Moscow license area.

 Certain Information with Respect to VimpelCom not Previously Publicly Reported
                  Disclosed to Prospective Purchasers of Notes

                                  Risk Factors

     The risk factors below are associated with our Company. You should carefully consider all of the information set forth in VimpelCom's Annual Report on Form 20-F for the year ended December 31, 2003 and, in particular, the risks described in the section of the Annual Report on Form 20-F entitled "Item 3--Key Information--D. Risk Factors." You should also carefully consider risk factors in the Company's Report on Form 6-K dated June 10, 2004 submitted with the SEC, which are incorporated herein by reference, and other filings made by the Company with the SEC. If any of these risks actually occur, VimpelCom's business, financial condition or results of operations could be harmed.

     The risks and uncertainties below, in the Annual Report on Form 20-F and in the Company's other public filings and submissions with the SEC are not the only ones VimpelCom faces, but represent the risks that VimpelCom believes are material. However, there may be additional risks that VimpelCom currently considers not to be material or of which VimpelCom is not currently aware and these risks could have the effects set forth above.

                         Risks Related to Our Business

We anticipate that we will need additional capital and we may not be able to raise it.

     We anticipate that we will need additional capital for a variety of reasons, such as:

     o financing our strategy to develop our regional GSM licenses, including possible acquisitions of existing operators or any payments required in connection with new licenses or frequencies granted to us;

     o    improving our debt portfolio structure;

     o    financing new technologies, such as third generation, or 3G, services;

     o improving our infrastructure, including our information technology systems;

     o    financing our subscriber growth strategy;

     o    refinancing existing long-term indebtedness;

     o    enhancing our service and subscriber support;

     o    responding to unexpected increases in the pace of network development;

     o    complying with regulatory requirements or developments;

     o    taking advantage of new business opportunities; and

     o    implementing changes in our business strategy.

     Our current business plan contemplates that we will need to raise up to US$600.0 million, including the proceeds from the Existing Loan and an additional loan from the Issuer to be financed through the issuance of notes and expected to close on July 14, 2004 (together with the Existing Loan, the
"Loan"), in additional debt financing in the Russian and/or international capital markets and/or in bank financing to meet our projected capital expenditures through 2005. Due to the accelerated pace of our network development and, in order, to supportamong other things, the additional subscribers expected to be added with appropriate network quality, we are in the process of revising our business plan and expect that we will need to raise additional financing above the US$600.0 million contemplated by our current business plan. The actual amount of debt financing that we will need to raise will be influenced by the actual pace of subscriber growth over the period. These amounts do not include amounts that may be invested in acquiring existing wireless operators in various license areas and/or in the purchase of cellular licenses in these areas. We are currently actively pursuing opportunities for expansion in other countries in the CIS. We cannot, however, give you any assurance that we will be able to complete any such transactions successfully. If we make a significant acquisition inside or outside of Russia, we will need to increase the amount of additional debt financing correspondingly over this period. Due to a variety of factors, including perceived risks related to our regulatory developments, operational performance or deterioration in the Russian economy or unfavorable conditions in the Russian or international capital markets, we may not be able to raise additional capital on acceptable terms. If we cannot obtain adequate financing on acceptable terms, we may be unable to make desired capital expenditures, take advantage of opportunities, refinance existing long-term indebtedness or meet unexpected financial requirements and our growth strategy may be negatively affected. This could cause us to delay or abandon anticipated expenditures or otherwise limit operations, which could adversely affect our business.

We are facing a shortage of federal telephone numbers that are currently available to us and our access to additional federal telephone numbers is limited.

     Federal telephone numbers are an important feature of our mass market strategy. Because we incur fewer costs in acquiring and providing service on federal numbers, we can offer service on federal numbers to price-sensitive subscribers. We submitted requests to the former Ministry of Communications to receive the right to use the 906 area code for our GSM operations. However, because the former Ministry of Communications did not sign the order on the allocation of the 906 area code prior to January 1, 2004, the effective date for new legislation which provided that the Russian Government should determine the procedure for allocation of numbering capacity, this area code will only be allocated after the Russian Government approves the allocation procedures and the use of the numbering reserves. On July 1, 2004, we received a letter from the Ministry of Communications informing us that the Ministry has reserved for us federal numbering capacity using the 906 area code. These numbers cannot be allocated to us, however, until the Russian Government has determined the procedure for allocation of numbering capacity. It is currently unclear when allocation procedures will be established and due to the reorganization of the Russian Government, establishment of allocation procedures may be delayed further. In response to the current shortage of federal telephone numbers resulting from the lack of the required procedures for allocation of the 906 area code, we have begun reissuing federal numbers of inactive prepaid subscribers to new subscribers up to three months sooner than is provided for in the subscriber agreements. As a result, we could face subscriber lawsuits under such agreements. If we do not receive access to additional federal telephone numbers within the next month, our ability to sign up new subscribers will be limited and, ultimately, our revenues and market share will be adversely affected.

It may be more difficult for us to attract new subscribers in the regions outside of Moscow than it is for our competitors that established a local presence prior to the time that our company did.

     We do not possess a "first mover advantage" in most of the regions outside of Moscow where we currently operate or intend to provide services in the future. In many cases, we have been the second, third or fourth wireless operator to enter a particular regional market. For example, both MTS and MegaFon have had operations in the Northwest region, which includes St. Petersburg, before we did. We launched commercial operations in St. Petersburg on April 15, 2003. We do not currently hold a GSM super-regional license for the Far East super-region of Russia. As a result of our acquisition of DalTelecom, we now hold GSM-1800 and D-AMPS licenses in three of the 15 regions within the Far East super-region: Amur Region, Kamchatka Region and Khabarovsk Krai.

     As a result, it may be more difficult for our company to attract new subscribers in the regions than it is for our competitors (including MTS and MegaFon and their respective affiliates) that entered markets and established a local presence in some cases years before we did. The regions outside of Moscow are significant to our company, MTS and MegaFon as the rate of subscriber growth in the regions has surpassed the subscriber growth rate in Moscow. If we are not successful in penetrating local markets outside of Moscow, our business may be adversely affected.

Our network equipment and systems may be subject to disruption and failure, which could cause us to lose subscribers and violate our licenses.

     Our business depends on providing subscribers with reliability, capacity and security. As mobile phones increase in technological capacity, they may become increasingly subject to computer viruses and other disruptions. These viruses can replicate and distribute themselves throughout a network system. This slows the network through the unusually high volume of messages sent across the network and affects data stored in individual handsets. Although, to date, most computer viruses have targeted computer networks, mobile phone networks are also at risk. We cannot be sure that our network system will not be the target of a virus or, if it is, that we will be able to maintain the integrity of the data in individual handsets of our subscribers or that a virus will not overload our network, causing significant harm to our operations. In addition to computer viruses, the services we provide may be subject to disruptions resulting from numerous factors, including:

     o    human error;

     o    physical or electronic security breaches;

     o    power loss;

     o    hardware and software defects;

     o    capacity limitations;

     o    fire, earthquake, flood and other natural disasters; and

     o    sabotage, acts of terrorism and vandalism.

     Problems with our switches, controllers, fiber optic network or at one or more of our base stations, whether or not within our control, could result in service interruptions or significant damage to our networks. Although we have back-up capacity for our network management operations and maintenance systems, automatic transfer to our back-up capacity is not seamless, and may cause network service interruptions. In the first half of 2001, we experienced a number of network service interruptions, primarily due to software-related problems. These interruptions affected a minority of our subscribers and lasted an average of less than one hour. In the second half of 2001, we experienced a three hour network interruption that affected approximately 50.0% of our subscribers in the Moscow license area, primarily due to software-related problems. In 2002, we suffered several technical service interruptions, including a network service interruption in March 2002 in the course of implementing our new billing system. This service interruption affected approximately 49,000 of our most loyal contract subscribers and, for some of these subscribers, lasted for up to three days. In 2003, we experienced a two and a half hour service interruption relating to software modifications that affected 60.0% of our subscribers in the Moscow license area. In June 2004, we experienced a three and a half hour service interruption also relating to software modifications that affected 15% of our subscribers in the Moscow license area. Such service interruptions may occur from time to time during installations of new software. Any further interruption of services could harm our business reputation and reduce the confidence of our subscribers and consequently impair our ability to obtain and retain subscribers and could lead to a violation of the terms of our licenses, each of which could adversely affect our business. We do not carry business interruption insurance to prevent against network disruptions.

              Risks Related to the Political Environment in Russia

We are only able to conduct banking transactions with a limited number of creditworthy Russian banks as the Russian banking system remains underdeveloped.

     Russia's banking and other financial systems are not well developed or regulated and Russian legislation relating to banks and bank accounts is subject to varying interpretations and inconsistent applications. There are currently a limited number of creditworthy Russian banks with which our company can conduct banking transactions. Most creditworthy Russian banks are located in Moscow and there are fewer creditworthy Russian banks in the regions outside of Moscow. We have received credit lines from Sberbank, which require us to maintain certain turnovers through accounts at Sberbank. We have tried to reduce our risk by receiving and holding funds in a number of Russian banks, including Sberbank, subsidiaries of foreign banks and Alfa Bank, an affiliate of one of our strategic shareholders, and a selected group of other Russian banks. We regularly review the allocation of our cash reserves among these different banks in light of their credit rating and other information that is available to us. However, our ability to reduce bank risk in this manner is limited due to the relatively small number of creditworthy banks operating in Russia. There have been several recent bank failures and the press has reported that Guta Bank, one of Russia's largest banks and one in which we hold relatively small amounts of cash, is facing a liquidity crisis and that it has recently turned away depositors seeking to withdraw cash from the bank. Moody's Investor Services announced on July 7, 2004 that they placed on review for possible downgrade the long-term foreign currency ratings of 18 banks in Russia, including banks in which we have deposits. According to Moody's, the review will focus on the capacity and willingness of Russia's central authorities and other banking-market participants to provide prompt liquidity support to the solvent banks in need of such aid. Rumors of bank failures, additional bank failures or the downgrade of Russian banks by credit rating agencies may result in a crisis throughout the Russian banking sector. A prolonged or serious banking crisis or the bankruptcy of a number of banks, including banks in which we receive or hold our funds could adversely affect our business and our ability to complete banking transactions in Russia.

        Risks Related to the Legal and Regulatory Environment in Russia

The New Law imposes new levies and fees on telecommunications operators, in addition to fees previously imposed by the former Ministry of Communications, that may have a material adverse effect on our financial condition.

     The New Law adversely affects the activities of our company and all other telecommunications operators in Russia by imposing additional financial burdens on them. Charges for interconnection with Svyazinvest's network are likely to increase in order to provide additional funds for the development and modernization of the Svyazinvest network. Since the tariffs for interconnection and transfer of traffic have not yet been adopted, at present it is difficult to assess the actual volume of this additional financial burden. Another additional financial burden on all operators will be the compulsory payments to the "universal services fund." The New Law contemplates that this new fund will be formed from compulsory non-tax levies on all telecommunications operators in order to compensate for the losses of the operators' designated universal service providers. The actual rate of such levies is yet to be declared.
Additionally, the New Law provides for payments for numbering capacity allocation, including through auctions in instances where numbering capacity is scarce. Because telecommunications operators apply for numbering allocation on a regular basis, the new payment requirement may have a materially adverse affect on the financial condition of operators.

     The New Law also endorses the existing practice of collecting special levies for financing the state supervisory body in the telecommunications sector. The law contemplates that these levies will be transferred through the federal budget, but their collection and distribution will be recorded as a separate new item of the budget, which will lead to statutory endorsement of this separate non-tax levy on telecommunications operators. The imposition of such levies could materially increase our costs.

     In addition to these new levies, the Russian telecommunications regulators may impose additional levies on cellular operators from time to time. For example, in November 2001, the Russian government approved a program to transfer the frequencies used by air traffic control systems in order to make them available to cellular operators and it is possible that cellular operators may be required to contribute to the cost of frequency conversion. Additionally, since January 2001, we have been required to pay monthly fees, calculated as a portion of our revenues, for telecommunications services provided in each region. We have made, and continue to make, these payments to the account of the former Ministry of Communications, as we have not been instructed otherwise. We expect that we will be instructed to begin paying these fees to the newly organized Ministry of Information Technologies and Communications. These fees were unilaterally imposed by the former Ministry of Communications in April 2001 by amendments to each of our GSM licenses for the Moscow license area, the Central and Central Black Earth, North Caucasus, Siberian and Volga regions and our Moscow D-AMPS license. The GSM licenses that we obtained in 2002 covering the Northwest and Ural regions as well as the DalTelecom licenses for the three regions within the Far East super-region are also subject to these fees. The fees were imposed on cellular operators in order to finance the activities of Gossvyaznadzor. In accordance with the terms of our licenses, the amount of the fee is 0.3% of revenues earned under our licenses (calculated in Russian rubles and in accordance with applicable Russian tax laws). We may in the future be required to pay additional fees or fees for services from other regions.

If we are found not to be in compliance with applicable telecommunications laws or regulations, we could be exposed to additional costs or suspension or termination of our licenses, which might adversely affect our business.

      We cannot assure you that regulators, judicial authorities or third parties will not challenge our compliance with applicable laws, decrees and regulations. Communications regulators conduct periodic inspections and have the right to conduct additional unscheduled inspections during the year. Until recently, we have been able to cure many, but not all, violations found by the regulators within the applicable grace period and/or pay fines. However, we cannot assure you that in the course of future inspections conducted by regulatory authorities, we will not be found to have violated any laws, decrees or regulations, that we will be able to cure such violations within any grace periods permitted by such notices or that Gossvyaznadzor will be satisfied by the remedial actions we have taken or will take.

     In 2003 and through June 18, 2004, we received approximately 80 notices from Gossvyaznadzor in connection with our operations nationwide under our super-regional GSM licenses. We have received notices with respect to violations of each of our seven super-regional GSM licenses, including our GSM license in the Moscow license area. We have taken measures that we believe evidence compliance with the requirements of 53 of these notices and are in the process of complying with the remaining 27 notices. We have not complied within the cure periods specified in a number of these notices, primarily due to delays in the issuances of frequency permits, permissions for the installation of base stations and permissions for the operation of our equipment and communication facilities in connection with the rollout of our networks (including our transportation network). DalTelecom, which we acquired on June 30, 2004, has received three notices from Gossvyaznadzor with respect to violations in the three regions within the Far East super-region for which it holds GSM licenses, namely, Khabarovsk Krai, Amur Region and Kamchatka Region. We believe that DalTelecom has not complied within the cure periods specified in these notices. These delays are largely due to the fact that the implementing regulations setting forth the procedure for the issuance of such permits and permissions under the New Law have not yet been adopted and the fact that the governmental authorities responsible for enacting the regulations and issuing the permissions have been reorganized in 2004. As a result, the issuance of permits and permissions has been delayed. With respect to a portion of the cure periods which we have not met, Gossvyaznadzor orally extended the time period for compliance recognizing the cause of the delay, but we have not obtained confirmations of such extensions in writing. Failure to comply with the provisions of a notice due to a delay in the issuance of such permits or permissions by the regulatory bodies at times has not been, and in the future may not be, an acceptable explanation to the authorities issuing the notices. In addition, these notices include, for example, a challenge to our use of the GSM license for the Moscow license area, the use of local numbers which have been assigned to other operators such as Combellga, the form of subscriber agreement used in the regions, the form of subscriber agreement concluded by our agent, Corbina-Telecom, with respect to services under our AMPS/D-AMPS license for the Moscow license area and the form of our interconnect agreements. We cannot assure you that we will be able to cure such violations within the grace periods permitted by such notices or that the Federal Surveillance Service for Communications will be satisfied by the remedial actions we have taken or will take. In addition, we cannot assure you that our requests for extensions of time periods in order to enable us to comply with the terms of the notices will be granted. Accordingly, we cannot assure you that such findings by Gossvyaznadzor, its successor entity or any other authority will not result in the imposition of fines or penalties or more severe sanctions, including the suspension or termination of our licenses, frequency allocations, authorizations, registrations or other permissions, any of which could increase our estimated costs and adversely affect our business.

If we lose any of our Central Bank licenses or breach any of the terms of such licenses, we may suffer cash flow difficulties, and a loss or breach of a Central Bank license could trigger an event of default under our loan agreement with J.P. Morgan AG.

     Under the previous Russian foreign currency law that was in effect prior to June 18, 2004, certain capital transactions in foreign currencies required transaction-specific licenses from the Central Bank of Russia including in connection with our guarantees to vendors related to a limited amount of vendor-financed equipment purchases ultimately paid for with U.S. dollars or Euros. The loss of a previously issued Central Bank license or the breach of a previously issued Central Bank license could result in fines and penalties. Such a loss or breach could also result in a default by our company under the loan agreement that we entered into with J.P. Morgan AG in connection with J.P. Morgan AG's US$250.0 million loan, which was funded by the issuance of loan participation notes by J.P. Morgan AG. If this occurs, all amounts payable under the loan from J.P. Morgan AG could be accelerated and, if any such acceleration occurs, all amounts payable under our other loans, including the Loan, could be accelerated.

The Russian currency control system could adversely affect our ability to make payments under our financial obligations.

     A new Federal Law No. 173-FZ "On Currency Control and Regulation" dated December 10, 2003, which we refer to herein as the New Currency Law, introduces a new currency control regime that for the most part became effective June 18, 2004. According to this new regime, which appears to be more liberal than the previous one, only a limited number of requirements and restrictions can be imposed in respect of currency operations (such as, for instance, requirements relating to reserves and/or to effect certain operations through special accounts). However, with the exception of certain regulations of the Central Bank containing general provisions with regard to special accounts and reserve requirements, the Central Bank and/or the Russian Government have not yet adopted the implementing regulations under the New Currency Law and it is not possible to predict the effect that those regulations will have on our business or on payments that we will make under our financial obligations. Based on public statements of Central Bank officials the New Currency Law and related regulations (some of which have not yet been promulgated) are expected to impose reserve requirements on us in connection with any foreign currency transactions, including foreign currency-denominated loans from non-residents and acquisitions of foreign securities. The reserve requirements are expected to provide that funds be set aside in a non-interest bearing ruble account at an authorized Russian bank for a period of up to one year and for an amount of up to 100.0% of the value of the transaction. The New Currency Law and related regulations may result in uncertainties or disputes in interpretation and may be ultimately more restrictive than the previous currency law and regulations. As a result, there may be negative effects on our company's business and our ability to make payments under our financial obligations.


                           Information on the Company

Overview

     On June 30, 2004, we acquired approximately 93.5% of the outstanding shares of DalTelecom, which holds cellular licenses to operate in three of the 15 regions within the Far East super-region. As a result of our acquisition of DalTelecom, our GSM licenses permit us to operate wireless networks in areas populated by approximately 136.0 million people, or approximately 94.0% of the Russian population.

     As of June 30, 2004, and taking into account the approximately 322,000 subscribers that we added as a result of our acquisition of DalTelecom the total number of subscribers on our wireless networks reached approximately 16.3 million, with approximately 6.2 million subscribers, or 38%, in the Moscow license area and approximately 10.1 million subscribers, or 62%, in the regions outside of the Moscow license area.

     From January 1, 2004 to June 30, 2004, we added approximately 4.3 million new subscribers in the regions outside of the Moscow license area, including approximately 322,000 subscribers that were added as a result of our acquisition of DalTelecom.

Licenses

GSM

     Since January 2001, we have been required to pay monthly fees, calculated as a portion of our revenues for telecommunications services provided in each region. We have made, and continue to make, these payments to the account of the former Ministry of Communications, as we have not been instructed otherwise. We expect that we will be instructed to begin paying these fees to the newly organized Ministry of Information Technologies and Communications. These fees were unilaterally imposed by the former Ministry of Communications in April 2001 by amendments to each of our GSM licenses for the Moscow license area, the Central and Central Black Earth, North Caucasus, Siberian and Volga regions and our Moscow D-AMPS license. The GSM licenses that we obtained in 2002 covering the Northwest and Ural regions are also subject to these fees as well as the DalTelecom licenses for the three regions within the Far East super-region. The fees were imposed on cellular operators in order to finance the activities of the Ministry. In accordance with the terms of our licenses, the amount of the fee is 0.3% of revenues earned under our licenses (calculated in Russian rubles and in accordance with applicable Russian tax laws). In 2003 and the three months ended March 31, 2004, we transferred the ruble equivalent of approximately US$2.5 million and US$1.1 million, respectively, to the former Ministry of Communications.

         The following tables summarize the principal terms of our super-regional and territorial GSM licenses, including the license areas, issue dates, start-of-service requirements, expiration dates, line capacity requirements and territorial coverage requirements.


       Principal Terms and Conditions of our Super-Regional GSM Licenses

                                                                               Certain Requirements

                                                                                               Territorial
                                                                                              Coverage (Cities)
                             Start-of-Service   Expiration       Compliance   Line Capacity    or Population
License Area     Issue Date    Requirement         Date             Date      No Less Than     Coverage (%)


Moscow(1)       Apr. 28, 1998   Dec. 31, 1998   Apr. 28, 2008   Dec. 31, 2001   100,000   Moscow license area
Central                                          and                                             Central
Black Earth     Apr. 7, 2000    July 7, 2000    Apr. 28,2008    Dec. 31, 2001    20,000     17 cities(2)
North Caucasus  Apr. 7, 2000    July 7, 2000(3) Apr. 28, 2008   Dec. 31, 2001    50,000     10 cities(4)
                                                                Dec. 31, 2004    10,000            20.0%
                                                                Dec. 31, 2006    50,000            40.0%
Northwest(5)    Sep. 12, 2002   Mar. 12, 2004   Sep. 12, 2012   Dec. 31, 2011   200,000            80.0%
Siberian        Apr. 7, 2000    July 7, 2000    Apr. 28, 2008   Dec. 31, 2001    48,000     12 cities(6)
Ural(7)         Nov. 14, 2002   May 14, 2004    Nov. 14, 2012   Dec. 31, 2012   200,000            70.0%
Volga           Apr. 7, 2000    July 7, 2000    Apr. 28, 2008   Dec. 31, 2001    14,000     14 cities(8)


--------------------------------------------------------------------------------
(1) See the section below entitled "--Legal Proceedings." For a description of some of the risks associated with our license covering the Moscow license area, see "Risk Factors--Risks Related to Our Business--If our agency relationship with KB Impuls is determined to violate Russian law and KB Impuls's license for the Moscow license area is suspended or terminated, our business will be materially adversely affected."
(2) Covers the cities of Belgorod, Bryansk, Ivanovo, Kaluga, Kostroma, Kursk, Lipetsk, Nizhniy Novgorod, Orel, Ryazan, Smolensk, Tambov, Tula, Tver, Vladimir, Voronezh and Yaroslavl.
(3) This license was amended to allow us to commence providing services no later than December 31, 2002 in the Republic of Dagestan and no later than December 31, 2004 in Chechnya and Ingushetia.
(4) The 10 cities covered are: Grozny, Krasnodar, Maikop, Makhatchkala, Nalchik, Nazran, Rostov-on-Don, Tcherkessk, Stavropol and Vladikavkaz. We must also cover Chechnya and Ingushetia, but based on the extension of the start-of-service dates for these areas, we believe the date by which the territorial coverage requirement must be met has also been extended.
(5) VimpelCom-Region holds a GSM-1800 license covering the territories of Karelia, St. Petersburg, Arkhangelsk, Vologda, Kaliningrad, Leningrad Murmansk, Novgorod, Pskov, and Nenetz. In March 2003, the license was amended to allow the operation of a GSM-900/1800 network for St. Petersburg and Leningrad.
(6) Covers the cities of Abakan, Barnaul, Dudinka, Gorno-Altaysk, Kemerovo, Krasnoyarsk, Kyzyl, Novokuznetsk, Novosibirsk, Omsk, Tomsk and Tara.
(7) In December 2002, VimpelCom-Region acquired 100.0% of Vostok-Zapad Telecom. Vostok-Zapad Telecom holds a GSM-1800 license covering all 12 territories of the Ural super-region and a GSM-900/1800 license covering seven territories of the
Ural super-region (Komi Republic, Udmurtskaya Republic, Kirov, Kurgan, Sverdlovsk, Komi-Permyatsky autonomous district and Yamal-Nenets).
(8) Covers the cities of Astrakhan, Elista, Kazan, Naberezhnye Chelny, Penza, Samara, Saransk, Saratov, Tcheboksary, Togliatti, Ufa, Ulyanovsk, Volgograd and Yoshkar-Ola.


                                   Principal Terms and Conditions of our Territorial GSM Licenses

                                                                               Certain Requirements

                                     Start-of-Service  Expiration       Compliance   Line Capacity  Territorial
License Area             Issue Date    Requirement        Date             Date      No Less Than    Coverage


                                                                         Dec. 31, 2004    3,000           6.0%
Amur Region(1)          Jan. 10, 2002    July 10, 2003   Jan. 10, 2012   Dec. 31, 2011   20,000          51.0%
                                                                         Dec. 31, 2001      500           5.0%
                                                                         Dec. 31, 2002    1,300          10.0%
Kabardino-Balkarskaya                                                    Dec. 31, 2004    3,000          30.0%
Republic(2)             Mar. 17, 2000    Mar. 17, 2001   Mar. 17, 2010   Dec. 31, 2009    5,000          60.0%
                                                                         Dec. 31, 1996    1,500          10.0%
                                                                         Dec. 31, 1997    2,000          20.0%
                                                                         Dec. 31, 1998    3,714          30.0%
                                                                         Dec. 31, 1999    6,000          50.0%
Kaliningrad(3)          Nov. 4, 1996     Feb. 1, 1998    Aug. 1, 2006    Dec. 31, 2001   19,269          95.0%
                                                                         Dec. 31, 2004    3,000          10.0%
Kamchatka Region(4)     Jan. 10, 2002    July 10, 2003   Jan. 10, 2012   Dec. 31, 2011   20,000          70.0%
Karachaevo-Cherkesskaya                                                  Dec. 31, 2001      100          10.0%
Republic(5)             May 19, 2000     May 19, 2001    May 19, 2010    Dec. 31, 2010   40,000          60.0%
                                                                         Dec. 31, 2004    5,000          10.0%
Khabarovsk Krai(6)      Jan. 10, 2002    July 10, 2003   Jan. 10, 2012   Dec. 31, 2011   30,000          65.0%
                                                                         Dec. 31, 2001   10,000           5.0%
                                                                         Dec. 31, 2003   20,000          10.0%
                                                                         Dec. 31, 2005   30,000          16.0%
Orenburg(7)             June 13, 2000    June 13, 2001   June 13, 2010   Dec. 31, 2010   60,000          32.0%
                                                                         Dec. 31, 2004   20,000          30.0%
Samara(8)               April 17, 2002   Oct. 17, 2003   April 17, 2012  Dec. 31, 2011   80,000          70.0%
                                                                         Dec. 31, 1998    3,000          10.0%
                                                                         Dec. 31, 2000   10,000          60.0%
                                                                         Dec. 31, 2003   20,000          80.0%
Stavropol(9)            Mar. 7, 1997     Mar. 7, 1998    Mar. 7, 2007    Dec. 31, 2007   40,000          90.0%

--------------------------------------------------------------------------------
(1) The GSM-1800 license for the Amur Republic, which is part of the Far East super-region, is held by DalTelecom. See note (6) below.
(2) The GSM-900 license for the Kabardino-Balkarskaya Republic, which is part of the North Caucasus super-region, is held by Kabardino-Balkarsky GSM, 80.0% of which is owned by StavTeleSot. See note (9) below.
(3) In December 2002, VimpelCom-Region acquired 100.0% of Extel. Extel holds a GSM-900 license for the Kaliningrad region, which is part of the Northwest super-region.
(4) The GSM-1800 license for the Kamchatka Republic, which is part of the Far East super-region, is held by DalTelecom. See note (6) below.
(5) The GSM-900 license for the Karachaevo-Cherkesskaya Republic, which is part of the North Caucasus super-region, is held by Karachaevo-Cherkessk TeleSot, 80.0% of which is owned by StavTeleSot. See note (9) below.
(6) The GSM-1800 license for Khabarovsk Krai, which is part of the Far East super-region, is held by DalTelecom. On June 30, 2004, we acquired approximately 93.5% of the outstanding shares of DalTelecom.
(7) In July and October 2002, VimpelCom-Region acquired 98.8% of Orensot. Orensot holds GSM-900/1800 and D-AMPS licenses for the Orenburg region, which is part of the Ural super-region.
(8) The GSM-1800 license is held by Bee Line Samara of which VimpelCom owns 51.0%, Samara is part of the Volga super-region.
(9) In January and September 2003, VimpelCom-Region acquired 100.0% of StavTeleSot. StavTeleSot holds a GSM-900/1800 license for the Stavropol region, which is part of the North Caucasus super-region.

AMPS/D-AMPS

     On June 5, 2003, we entered into a series of agreements with ZAO "InvestElectroSvyaz" (which operates under the "Corbina-Telecom" brand name in Russia) in order to utilize excess capacity on our D-AMPS network in the Moscow license area. We continue to operate and maintain our Moscow D-AMPS network, service our existing Moscow D-AMPS subscribers and attract new subscribers to our network. Under the terms of the agreements, Corbina-Telecom entered into a sale and capital lease transaction for certain of our infrastructure equipment that provides for D-AMPS network functionality in the Moscow license area. Corbina-Telecom, acting as our agent, has the right to attract new subscribers to our network. Corbina-Telecom paid us a total purchase price of US$16.5 million (excluding VAT) for the equipment. In addition, for the next four years, Corbina-Telecom will pay us service fees of US$1.0 million per year (net of the lease payments), subject to adjustment based on traffic volume. We are in the process of responding to a request by Gossvyaznadzor to change the system for the organization of communication between our D-AMPs network and Corbina-Telecom's network as a result of a court decision in a case between Corbina-Telecom and Gossvyaznadzor.

Products and Services

Billing

     In order to reduce our exposure to ruble devaluation, all subscriber invoices specify the amount owed in U.S.-dollar equivalents and require payment in Russian rubles based on the exchange rate of the Central Bank of Russia on the date of payment, plus 1.0% to cover the cost of converting Russian rubles into U.S. dollars. In 2003, wire transfers accounted for approximately 63.0% and cash payments accounted for approximately 37.0% of total funds received. Subscribers are required to pay their bills within 25 days of the bill date. Contract subscribers have their telephone number blocked when their accounts become more than 35 days overdue and have their wireless service terminated when their accounts become more than 60 days overdue. Service to prepaid subscribers is terminated after 180 days of inactivity. In September 2003, we introduced a new tariff plan for prepaid subscribers in which subscribers are blocked after 180 days of inactivity and terminated 180 days after being blocked. We notify subscribers regarding overdue balances using SMS, letters and telephone calls. In response to the current shortage of federal telephone numbers resulting from the lack of the required procedures for allocation of the 906 area code, we have begun reissuing federal numbers of inactive prepaid subscribers to new subscribers sooner than the 180 day waiting period set out in the subscriber agreements. For the risks associated with the present shortage and future allocation of federal telephone numbers, please see the section entitled "Risk Factors-Risks Related to Our Business-We are facing a shortage of federal telephone numbers that are currently available to us and our access to additional federal telephone numbers is limited." In order to reduce the risk of bad debt, we require prospective subscribers to provide copies of valid passports, check the potential subscriber against a list of known bad debtors and enforce credit limits on deposits.

                  Operating and Financial Review and Prospects

     The following discussion and analysis should be read in conjunction with the section of the Annual Report on Form 20-F entitled "Item 5--Operating and Financial Review and Prospects," our consolidated financial statements and the related notes included in the Annual Report on Form 20-F and elsewhere in this Form 6-K, VimpelCom's first quarter 2004 operating and financial results press release submitted in a Form 6-K dated May 27, 2004 and VimpelCom's report on Form 6-K dated June 10, 2004. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of numerous factors, including the risks discussed above, in the section of the Annual Report on Form 20-F entitled "Item 3--Key Information--D. Risk Factors" and in the report submitted to the SEC in Form a Form 6-K dated June 10, 2004.

Overview

Certain Performance Indicators

     We define our churn rate as the total number of subscribers disconnected from our network in a given period expressed as a percentage of the midpoint of the number of our subscribers at the beginning and end of that period. We consider a subscriber to have been disconnected if the subscriber is a contract subscriber who has not made a payment in the last two months or if the subscriber is a prepaid subscriber who has not had a charge on his or her phone in the preceding six months. In September 2003, we introduced a new tariff plan for prepaid subscribers in which subscribers are blocked after six months of inactivity and terminated, and thus considered disconnected six months after being blocked. Migration of subscribers from our D-AMPS network to our GSM network, as well as migration between tariff plans, was technically recorded as churn, thereby contributing to our churn rate, although we did not lose those subscribers. The following table shows our churn rates for the periods indicated:



                                              As of December 31,                 As of March 31,

                                      2003          2002          2001          2004         2003


Total number of subscribers:       11,436,900     5,153,100    2,111,500    13,371,500     6,188,000
Moscow                              5,659,600     3,712,700    1,911,200     6,042,300     3,945,600
Regions                             5,777,300     1,440,400      200,300     7,329,200     2,242,400
Percentage of prepaid subscribers          86.9%         79.0%        65.8%         86.4%         78.0%



     The increase in our churn rate during the three years ended December 31, 2003 was primarily the result of high subscriber growth and increased marketing competition. A large portion of our new subscribers is first time users of mobile telecommunications services and first time users migrate between tariff plans and operators more often than established users of mobile telecommunications services. We are developing marketing programs to increase subscriber loyalty among all of our subscriber segments to decrease our churn rate and we expect loyalty among first time users of our services to improve. We believe the decrease in our churn rate in the first quarter of 2004 as compared to the first quarter of 2003 reflects the effects of our customer loyalty and retention marketing efforts over the past several quarters. In response to the current shortage of federal telephone numbers resulting from the lack of the required government-promulgated procedures for allocation of the 906 area code, we have begun reissuing federal numbers of inactive prepaid subscribers to new subscribers up to three months sooner than is provided in the subscriber agreements. Agreements with such inactive prepaid subscribers are considered to be terminated from the moment of reissuing of their federal numbering. Therefore, such inactive subscribers will be included in the calculation of our churn rate and incremental subscriber growth for the relevant period sooner than would have been the case previously. For example, during the month of June 2004 in the Moscow license area, we disconnected approximately 200,000 additional subscribers over that number which would have been disconnected previously, thus contributing to our churn rate and offsetting our incremental subscriber growth in Moscow for the month. For the risks associated with the present shortage and future allocation of federal numbers, please see the section entitled "Risk Factors-Risks Related to Our Business-We are facing a shortage of federal telephone numbers that are currently available to us and our access to additional federal telephone numbers is limited."

Merger Announcements and Recently Completed Acquisitions

     On June 30, 2004, we acquired approximately 93.5% of the outstanding shares of DalTelecom for a total cash purchase price of approximately US$73.3 million. In addition, DalTelecom has short-term debt of approximately US$7.6 million. DalTelecom holds cellular licenses for a portion of the Far East super-region, the last remaining super-region in Russia for which we do not have a GSM wireless license. DalTelecom is a GSM-1800 and D-AMPS operator with licenses to operate in three of the 15 regions within the Far East super-region (Khabarovsk Krai, Amur Region and Kamchatka Region) covering a population of approximately
2.7 million people. DalTelecom's subscriber base as of June 30, 2004 was approximately 322,000 (including approximately 268,000 GSM subscribers).

Expenses
                                       13

Service Costs

     Service costs include interconnection and traffic costs, channel rental costs, telephone line rental costs, roaming expenses and charges for connection to special lines such as 911. An increasing number of our subscribers are using 10 digit federal telephone numbers, which creates a cost advantage for us. In 1998, we began offering our subscribers in the Moscow license area the option of receiving a 10 digit federal telephone number as an alternative to receiving a more expensive, local seven digit Moscow telephone number. Our costs for the use of seven-digit Moscow telephone numbers consist of a flat monthly line rental fee and a usage fee based on traffic. In contrast, for the use of federal telephone numbers, we currently pay a much lower usage fee based on traffic and we do not pay a monthly line rental fee, resulting in significantly lower service costs with respect to our subscribers using federal telephone numbers.
Most of our subscribers in the regions use 10 digit federal telephone numbers. Our service margin percentage improved significantly to 84.7% during 2002, compared to 80.7% during 2001, primarily due to the higher proportion of our subscribers using federal telephone numbers. Our service margin percentage during 2003 was 84.9%, substantially unchanged over the service margin during 2002. Our service margin percentage during the first three months of 2004 was 84.4%, compared to 83.9% during the first three months of 2003. Service margin represents aggregate service revenues and aggregate connection fees less service costs. Service margin percentage is service margin expressed as a percentage of service revenues and connection fees. We expect that competitive pressure and new technologies may reduce certain service costs over the next several years, most likely including transport, interconnection and other traffic costs, although there is a risk that charges for federal numbers may increase. In addition, we are currently experiencing a shortage of federal telephone numbers available to us. For the risks associated with the present shortage and future allocation of federal telephone numbers, please see the section entitled "Risk Factor--Risks Related to Our Business--We are facing a shortage of federal telephone numbers that are currently available to us and our access to additional federal telephone numbers is limited."

     Depreciation and amortization expense. We depreciate the capitalized costs of our tangible assets, which consist mainly of equipment and buildings owned by us. In addition, we have historically amortized our intangible assets, which consist primarily of telecommunications licenses and frequency allocations, purchases of telephone line capacity for local numbers in the Moscow license area and the regions and goodwill.

     Effective January 1, 2002, goodwill is no longer being amortized and is subject to an annual impairment test. Intangible assets constituted 6.7% of our total assets and 14.8% of our shareholders' equity as of March 31, 2004. In contrast to Moscow telephone numbers, we currently do not have to purchase telephone line capacity for federal telephone numbers, which is allocated by governmental bodies. In the future, provided we are allocated the right to use the federal 906 area code for our GSM subscribers by the Ministry of Information Technologies and Communications, we expect that an increasing portion of our subscriber base will continue to use federal numbers. For the risks associated with current shortage and future allocation of federal telephone numbers, please see the section entitled "Risk Factors--Risks Related to Our Business--We are facing a shortage of federal telephone numbers that are currently available to us and our access to additional federal telephone numbers is limited." Consequently, provided we are allocated the right to use the federal 906 area code, we do not expect to experience an increased amortization expense for telephone line capacity purchases despite the anticipated growth in our subscriber base. Our total capital investments for 2002 were approximately US$578.3 million, with $509.1 million of capital expenditures for the purchase of property and equipment and US$69.2 million for the acquisition of new entities (net of cash holdings of acquired companies). Our total capital investments for 2003 were approximately US$770.5 million, with US$728.0 million for the purchase of property and US$42.5 million for the acquisition of new entities (net of cash holdings of acquired companies). Our total capital investments for the first three months of 2004, all of which were for the purchase of property, were approximately US$156.8 million. Our increased capital expenditures caused our total depreciation and amortization expenses to increase by 70.2% during the first three months of 2004 compared to the first three months of 2003, by 90.2% during 2003 compared to 2002 and by 58.9% during 2002 compared to 2001. Over the next several years, we expect to continue making significant capital expenditures as we expand our regional networks, which will increase our future depreciation and amortization expense.

     In January 2004, we changed the estimated useful life of GSM telecommunications equipment from 9.5 years to seven years in the course of our continuing evaluation of the use of our technology and as a result of the Russian Government's announcements in January 2004 of plans to initiate the process of awarding licenses for new mobile communications technologies. This change decreased net income for the three-month period ended March 31, 2004 by approximately US$7.7 million.

Liquidity and Capital Resources

Financing activities

     2004. On May 7, 2004, in accordance with the terms of the Russian ruble-denominated bonds, VimpelCom Finance set the annual interest rate for the third and subsequent interest payments at 9.9%. On May 18, 2004, bondholders exercised a put option on bonds with an aggregate principal amount of approximately 2.5 billion Russian rubles (US$86.4 million at the Central Bank of Russia exchange rate on May 18, 2004), or approximately 83.7% of the outstanding principal amount of the bonds, at 100.0% of the principal amount of the bonds. Bonds that were tendered for redemption pursuant to exercise of the put option right were acquired on May 18, 2004 partly by VimpelCom-Region and partly by Raiffeisen Bank pursuant to the arrangement between Raiffeisen Bank and VimpelCom-Region described below. The bonds acquired by VimpelCom-Region and Raiffeisen Bank in connection with the May 18, 2004 redemption are available for resale in the Russian secondary market in accordance with Russian law and we intend to sell all such bonds back into the Russian secondary market. As of the date hereof, VimpelCom-Region has sold bonds with a principal amount of 151.9 million Russian rubles (US$5.23 million at the Central Bank of Russia exchange rate on May 18, 2004) back into the secondary market.

     In May 2004, VimpelCom-Region entered into an arrangement with Raiffeisen Bank in connection with the redemption of the Russian ruble-denominated bonds issued by VimpelCom-Finance. In accordance with the terms of the arrangement, Raiffeisen Bank acquired certain of the bonds tendered for redemption and VimpelCom-Region undertook an obligation to purchase all of the bonds held by Raiffeisen Bank as of May 18, 2004. Pursuant to the arrangement on May 25, 2004, VimpelCom-Region purchased from Raiffeisen Bank bonds with an aggregate principal amount of 533 million Russian rubles (US$18.4 million at the Central Bank of Russia exchange rate on May 18, 2004) at 100.03% of the principal amount of the bonds plus accrued interest, equal to 0.19% of the principal amount of the bonds. Also, as part of the arrangement, VimpelCom-Region has an irrevocable obligation to purchase the remaining bonds held by Raiffeisen Bank on August 18, 2004 at 100.78% of their principal amount plus accrued interest, equal to 2.495% of the principal amount of the bonds, if requested by Raiffeisen Bank. VimpelCom-Region may be required to purchase bonds with an aggregate principal amount up to 1.0 billion Russian rubles (US$34.4 million at the Central Bank of Russia exchange rate on May 18, 2004).

     On June 16, 2004, the Bank completed the offering of the Existing Notes for the sole purpose of funding the Existing Loan to our company.

     DalTelecom, which we acquired on June 30, 2004, has approximately US$8.9 million of short-term indebtedness.

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Equipment Financing

     2004. In February 2004, VimpelCom-Region entered into a non-revolving credit agreement with Svenska Handelsbanken AB (publ) with a credit limit of US$69.7 million. The credit line bears interest at the rate of six-month LIBOR plus 0.325%, which is payable semi-annually. The credit line is repayable in fourteen equal semi-annual installments over a seven-year period. Repayment commences not later than November 20, 2004. The end of the delivery period for the purchased equipment falls on October 20, 2004. The credit line is secured by a pledge of the telecommunications equipment acquired from Ericsson, a guarantee from the Swedish Export Credit Agency "EKN" and a guarantee from our company for 20.0% of the outstanding indebtedness under the loan. In addition to interest payments, VimpelCom-Region has paid EKN a fee in the amount of 9.82% of the total commitment under this loan (to be partially reimbursed if VimpelCom-Region borrows less than the total commitment under this loan). The credit line may only be used to finance the acquisition of Ericsson telecommunications equipment and to refinance the EKN Premium. VimpelCom-Region's credit agreement with Svenska Handelsbanken AB (publ) contains certain covenants that, among other things, limit VimpelCom-Region's ability to grant loans (with certain exceptions) and repay its debt to our company (the minimal level of indebtedness to our company is set at US$110.0 million). In addition, these covenants limit VimpelCom-Region's ability to effect a merger of VimpelCom-Region with other entities outside our group of companies. However, VimpelCom-Region is permitted to prepay at interest payment dates any amounts outstanding under this loan. VimpelCom and Svenska Handelsbanken AB (publ) will amend and restate this credit agreement with VimpelCom as the borrower upon completion of the proposed merger of VimpelCom-Region into VimpelCom. Svenska Handelsbanken AB (publ) and VimpelCom have already negotiated the terms of this amended and restated credit agreement. The interest rate, the repayment date and the guarantee from the EKN will remain the same. VimpelCom's guarantee of VimpelCom-Region's debt as described above and the restriction on VimpelCom-Region's ability to pay debt to VimpelCom will cease to exist under this credit facility upon amendment and restatement of the credit agreement. As of March 31, 2004, US$4.4 million was outstanding under this loan. Subsequent to March 31, 2004, VimpelCom-Region has drawn down an additional US$29.7 million of the credit line.

Future capital requirements

     Wireless service providers require significant amounts of capital to construct networks and attract subscribers. Our estimated capital expenditures for 2004 are approximately US$1,140.0 million, which we currently intend to invest in our network development. The actual amount of our capital expenditures for 2004 will be influenced by the pace of subscriber growth over the remainder of the period. This amount does not include amounts that may be invested in acquiring existing wireless operators in various license areas and/or in the purchase of cellular licenses in these areas.

     We anticipate that the funds necessary to meet our current capital requirements and those to be incurred in the foreseeable future (including with respect to any possible acquisitions) will come from:

     o    cash currently held by our company;

     o    operating cash flows;

     o Export Credit Agency guaranteed financing, including our non-revolving credit agreement with Svenska Handelsbanken AB (publ);

     o borrowings under bank financings, including credit lines currently available to us; and

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

     o debt financings from Russian and international capital markets, including the proceeds from this offering.

We believe that funds from a number of these sources, coupled with cash on hand, will be sufficient to meet our projected capital requirements for the next 12 months.

               Major Shareholders and Related Party Transactions

Related Party Transactions

Service Obligation Agreements

     In October 2003, we entered into a service obligation agreement with a subsidiary of Telenor that requires Telenor to provide us services related to telecommunications operations, including management advisory services, technical assistance and maintenance of network systems and equipment, industry information research and consulting, training of personnel and other services. The annual fee for the services is the equivalent of US$3.5 million, which is paid in monthly installments in Russian rubles. Telenor may elect to issue quarterly invoices with payment to Telenor in either Russian rubles or U.S. dollars, in which case the amount of each such invoice shall be treble the amount of a monthly invoice. The agreement specifies the rights and obligations of the parties to any intellectual property developed in connection with the agreement. We had a similar service obligation agreement with Telenor between April 1999 and October 2003. Under that agreement we paid Telenor approximately US$3.3 million between 1999 and 2003. Secondees provided by Telenor to our company included our former CEO and General Director, Jo Lunder, and a number of other senior employees with substantial technical and industry expertise. Our board of directors has authorized VimpelCom to enter into a services agreement with Jo Lunder, the Chairman of our board of directors, for consulting services rendered and to be rendered by Mr. Lunder for 2004 in the amount of US$0.3 million.

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